Exhibit 99.1

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces the Appointment of Ajit Manocha
as Co-Chairman of the Board and the Search for a Permanent CEO

Toronto, ON, and Storrs, CT, November 17, 2014 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (the “Company”) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor chip — today announced the appointment of Mr. Ajit Manocha as Co-Chairman of the Board of Directors of the Company (the “Board”), his appointment to the Corporate Governance and Nominating Committee with the mandate to identify a permanent Chief Executive Officer (“CEO”) for the Company, and the resignation of Dr. Samuel Peralta from the Board.

Mr. Ajit Manocha appointed as Co-Chairman of the Board

The Board has appointed Mr. Manocha as Co-Chairman.  Mr. Manocha joined the Board in July 2014 as Vice-Chairman and was previously CEO of GlobalFoundries, the second-largest semiconductor foundry in the world.  Mr. Peter Copetti, Co-Chairman and Interim CEO noted: “Since he joined the Company, Ajit has brought with him a wealth of experience and knowledge in the semiconductor and foundry industry.  Ajit has been working actively with the Company to raise the market awareness of our novel semiconductor process technology targeting Tier 1 customers and potential partners.”  Mr. Manocha added: “I am excited about the POET Technology and its unique and innovative offering to the semiconductor process industry going forward.  Working out of the San Jose office positions me well to play a bigger role within the POET executive team on the current lab to fab to monetization path.”

The duties of the office of the Chairman will be divided between the Co-Chairmen to take advantage of their respective strengths.  Mr. Copetti will continue to be responsible for the overall management and leadership of the Board as well as financial aspects of the Company, including operational and funding requirements.  Mr. Manocha will be focused on setting and developing the Company’s policy, direction and strategy, including the investigation of possible venture, partnership or other relationships with industry.

Search for permanent CEO

Mr. Manocha has been appointed to the Corporate Governance and Nominating Committee, subject to Board approval, with the mandate to identify and consider candidates for the permanent Chief Executive Officer role.  Since Mr. Copetti was named Chairman and interim CEO in February of 2014, the Company has reached financial stability with good cash in hand and has a well-established monetization path with a clear technical roadmap set for 2015. The Company’s restructuring phase is over.  The Board has set a target of early 2015 to appoint the new CEO for the Company and a few other senior executives during the latter part of the year 2015.  Mr. Copetti noted: “This is an important step forward for the Company as we get ready to demonstrate our technology at smaller geometries like 100 and 40-nm.  I am happy with our current financial and technical position and I feel this is a good time to further strengthen the management team with a permanent CEO.”

Samuel Peralta Retires from the Board

Dr. Samuel Peralta has resigned from the Board due to other commitments.

The Company has become one of the leading contenders in the semiconductor industry’s race to establish a new manufacturing paradigm to further Moore’s Law.  Dr. Peralta stated: “It’s been an honor to serve with this Board, and I’m proud of being a part of the team that progressed POET operationally, financially, and technically to the point it is now.  I have no doubt that, following the strategy we’ve put in place, POET will see continued success at the forefront of the next revolution in the semiconductor industry.”

The Corporate Governance and Nominating Committee has recommended that current director, Chris Tsiofas, replace Mr. Peralta as the Chairman of the Compensation Committee and that current director, Sheldon Inwentash, replace Mr. Peralta on the Audit Committee.

About POET Technologies Inc.

The Company is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer.  With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones.  The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s expectations regarding its established monetization path with a clear technical roadmap set for 2015, its target of early 2015 to appoint the new CEO for the Company and a few other senior executives during the latter part of the year 2015, and its target to demonstrate our technology at smaller geometries like 100 and 40-nm.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.